EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREWERS ALLIANCE
REPORTS SECOND QUARTER 2011 RESULTS

Craft Brewers reports net sales increase of 11 percent for the second quarter of 2011; Shipments up 12 percent from the second quarter of 2010

Portland, Ore. (August 15, 2011) – Craft Brewers Alliance, Inc. (CBA) (Nasdaq: HOOK), an independent craft brewing company, reported net sales of $41.5 million and net income of $8.2 million for the second quarter ended June 30, 2011 as compared with net sales of $37.2 million and net income of $1.7 million for the same quarter a year ago.  CBA reported $0.43 earnings per share on a fully diluted basis for the second quarter of 2011 as compared with $0.10 per share for the same quarter one year ago.  On May 2, 2011, CBA completed the sale of its minority interest in Fulton Street Brewery, LLC  (“FSB”) to Anheuser-Busch, Incorporated (“A-B”) for cash consideration and a reduction in distribution fees.  The $10.4 million gain on sale contributed $6.5 million to net income and $0.34 earnings per share for the 2011 second quarter.

Significant financial highlights for the quarter ended June 30, 2011 include:

•	Net revenues increased $4.3 million, or 11 percent, to $41.5 million compared with the second quarter of 2010
•	Depletion growth for the second quarter of 2011 was six percent
•	Gross profit percentage increased 450 basis points
•	Selling, general and administrative expenses increased $3.1 million to $10.7 million, reflecting increased sales and marketing efforts
•	Capital expenditures were $1.7 million as the Company continued to make strategic investments in systems and infrastructure
•	Cash proceeds of $15.1 million from the sale of FSB led to an increase in working capital of $8.5 million

“We are pleased that our revenue and volume growth continues to reflect the success of our sales, marketing, operations and execution initiatives of our unique portfolio strategy,” said Terry Michaelson, CBA’s CEO.  “We believe our focused investments in new beers, new packaging and our sales team will not only expand customers’ opportunities to enjoy our portfolio of beers but will generate ongoing sales and profit growth over the long term.  We remain resolutely committed to increasing both our revenue and profitability for the full year.”

Operating Results

Net sales for the second quarter ended June 30, 2011 were $41.5 million, an increase of $4.3 million, or 11 percent, from net sales of $37.2 million for the same quarter in 2010. The increase resulted from a combination of factors, primarily the increase in the 2011 second quarter shipments to wholesalers, price increases for the Company’s beers sold to wholesalers, and an increase in revenues earned from the Company’s restaurants and pubs following the merger with Kona Brewing Co., Inc. (“KBC Merger”).

Total shipments for the second quarter ended June 30, 2011 were 191,100 barrels, an increase of 20,200 barrels, or 12 percent, from 170,900 barrels for the same quarter of 2010, primarily reflecting the increase in shipments to wholesalers and growth in the Company’s contract brewing business.

Cost of sales as a percentage of net sales improved 450 basis points in the second quarter of 2011, reflecting the elimination of costs related to the Kona Brewing alternating proprietorship, improved capacity utilization and an increased selling price for the Company’s beers. These favorable factors were partially offset by increased shipping costs due to higher fuel prices in the second quarter of 2011 as compared with the same quarter a year ago.

Selling, general and administrative (SG&A) expenses of $10.7 million for the three months ended June 30, 2011 increased $3.1 million, or 41 percent, from $7.6 million for the corresponding quarter a year ago.  This increase reflects CBA’s intent to bolster its selling and marketing costs to levels that are appropriate for a leader in the competitive craft brewing market.  The increase was also driven by SG&A costs related to the operations acquired in the KBC Merger.  The Company expects SG&A spending to continue at an elevated level for the remainder of 2011 as it continues its campaign to penetrate select focus markets and deliver new and exciting beers and packages to consumers.

On May 2, 2011, CBA completed the sale of its minority interest in FSB to A-B in exchange for its share of the purchase consideration, which totaled $16.3 million, including $15.1 million paid to the Company at closing.  CBA also received reimbursement for certain legal and professional fees it incurred in the evaluation of the transaction of $266,000. The Company recorded a gain of $10.4 million during the second quarter of 2011 associated with its sale of FSB. In connection with the closing, the Company and A-B amended their distribution agreement to reduce distribution fees for the remaining term of the arrangement, as well as the renewal term, if applicable, beginning January 1, 2019.

“The quarter’s results reflect a 450 basis point expansion in our gross profit margin, accelerating the trend from the first quarter due to our volume gains and impact of the amended A-B distribution agreement in spite of higher fuel costs,” said Mark Moreland, CBA’s CFO.  “We expect to continue to re-invest a significant portion of the gross margin gains into sales and marketing initiatives to drive growth while continuing to generate improved profitability.”

Cash Flow and Liquidity

Cash provided by operating activities decreased $2.2 million to $2.1 million for the quarter ended June 30, 2011 compared with $4.3 million for the same period in 2010, due in part to a decrease in the level of accounts payable, partially offset by improved accounts receivable collections.  Capital expenditures for the quarters ended June 30, 2011 and 2010 were $1.7 million and $357,000, respectively.  The capital expenditures for 2011 include projects designed to enhance and target the core brand offerings and package variety produced at CBA’s breweries, and improve its quality assurance and information technology systems, including continuing investments towards a company-wide demand planning and order management system. The Company expects spending on these projects to continue through the remainder of 2011 and to total approximately $2.5 million to $3.5 million during this period.

As discussed above, the Company received proceeds from the sale of FSB of $15.1 million on May 2, 2011.  A portion of those proceeds was used to pay off the outstanding borrowings on its line of credit during the second quarter of 2011.  On July 20, 2011, the Company also prepaid the remaining balance on its capital leases of $3.8 million.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including the level or effect of increased SG&A expense, the amount of capital spending and the benefits or improvements to be realized from those capital projects, and the increase in sales revenues resulting from reduced distribution fees payable to A-B, are forward-looking statements.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2010.  Copies of these documents may be found on the Company's website, www.craftbrewers.com, or obtained by contacting the Company or the SEC.

About Craft Brewers Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving one-of-a-kind beers and brands by giving them an opportunity to shine and grow, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines.  To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day.  The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local island brews with spirit, passion and quality.  As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

For more information, visit:  www.craftbrewers.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brewers Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrewers.com

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Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Income
(in thousands, except per share amounts and shipments)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Sales	$44,849	$39,645	$79,809	$68,967
Less excise taxes	3,353	2,406	6,016	4,276
Net sales	41,496	37,239	73,793	64,691
Cost of sales	28,038	26,841	51,107	47,446
Gross profit	13,458	10,398	22,686	17,245
as percentage of net sales	32.4%	27.9%	30.7%	26.7%
Selling, general and administrative expenses	10,670	7,545	19,959	13,750
Operating income	2,788	2,853	2,727	3,495
Interest expense	(260)	(409)	(542)	(808)
Gain on sale of Fulton Street Brewery, LLC	10,398	—	10,398	—
Income from equity investments, interest and other, net	342	413	711	551
Income before income taxes	13,268	2,857	13,294	3,238
Income tax provision	5,108	1,123	5,118	1,295
Net income	$8,160	$1,734	$8,176	$1,943

Earnings per share:
Basic and diluted earnings per share	$0.43	$0.10	$0.43	$0.11
Weighted average shares outstanding:
Basic	18,829	17,084	18,824	17,079
Diluted	18,945	17,131	18,936	17,113

Total shipments (in barrels):
Core Brands	177,100	165,000	316,700	288,900
Contract Brewing	14,000	5,900	22,300	10,700
Total shipments	191,100	170,900	339,000	299,600

Craft Brewers Alliance, Inc.
Condensed Consolidated Balance Sheets
(in thousands)
(unaudited)

	June 30,
	2011	2010

Current assets:
Cash and cash equivalents	$6,474	$11
Accounts receivable, net	13,078	15,544
Inventories	9,855	9,242
Deferred income tax asset, net	596	991
Other current assets and income tax receivables	3,305	2,208
Total current assets	33,308	27,996
Property, equipment and leasehold improvements, net	98,540	95,221
Goodwill	12,917	—
Intangible and other non-current assets, net	18,233	18,907
Total assets	$162,998	$142,124

Current liabilities:
Accounts payable	$14,762	$18,676
Accrued salaries, wages, severance and payroll taxes	4,080	3,321
Refundable deposits	6,486	5,854
Other accrued expenses	1,479	1,948
Current portion of long-term debt and capital lease obligations	2,116	1,526
Total current liabilities	28,923	31,325
Long-term debt and capital lease obligations, net	16,213	18,774
Other long-term liabilities	15,180	9,461
Total common stockholders' equity	102,682	82,564
Total liabilities and common stockholders' equity	$162,998	$142,124

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2011	2010

Cash Flows From Operating Activities:
Net income	$8,176	$1,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,651	3,589
Income from equity investments	(691)	(404)
Gain on sale of Fulton Street Brewery, LLC	(10,398)	—
Deferred income taxes	4,166	1,109
Other, including stock-based compensation	200	331
Changes in operating assets and liabilities:
Accounts receivable	(1,727)	(4,397)
Inventories	(1,111)	(257)
Income tax receivable and other current assets	(72)	1,713
Other assets	(221)	39
Accounts payable and other accrued expenses	1,017	4,816
Accrued salaries, wages, severance and payroll taxes	27	(1,111)
Refundable deposits and other liabilities	606	(538)
Net cash provided by operating activities	3,623	6,833
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(3,694)	(1,090)
Proceeds from sale of property, equipment and leasehold improvements and other	49	65
Proceeds from the sale of Fulton Street Brewery, LLC	15,075	—
Net cash provided by (used in) investing activities	11,430	(1,025)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(1,256)	(731)
Net repayments under revolving line of credit	(7,500)	(5,100)
Issuance of common stock	13	23
Net cash used in financing activities	(8,743)	(5,808)
Increase in cash and cash equivalents	6,310	—
Cash and cash equivalents, beginning of period	164	11
Cash and cash equivalents, end of period	$6,474	$11

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brewers Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(in thousands)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

Net income	$8,160	$1,734	$8,176	$1,943
Interest expense	260	409	542	808
Income tax provision	5,108	1,123	5,118	1,295
Depreciation expense	1,742	1,605	3,471	3,211
Amortization expense	90	146	180	377
Gain on sale of Fulton Street Brewery, LLC	(10,398)	-	(10,398)	-
Stock compensation	210	72	249	74
Other non-cash charges	-	6	-	35
Adjusted EBITDA	$5,172	$5,095	$7,338	$7,743

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management and because it is frequently used by the investment community to evaluate companies with substantial financial leverage.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.